April 30, 2024

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Registrant:  Voya Retirement Insurance and Annuity Company
Form S-3 Initial Registration
Prospectus Title:  Voya Select Rate

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Voya Retirement Insurance and Annuity Company, as registrant, and Voya Financial Partners, LLC, as principal underwriter hereby respectfully request that the effective date of this registration statement be accelerated to, May 1, 2024.
Please call or email me with questions or comments.
Very truly yours,
Sincerely,
/s/ Ian Macleod
Ian Macleod